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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 10-SB

                                   AMENDMENT 5

                   GENERAL FORM FOR REGISTRATION OF SECURITIES
                            OF SMALL BUSINESS ISSUERS
        UNDER SECTION 12(B) OR (G) OF THE SECURITIES EXCHANGE ACT OF 1934

                                ST. JOSEPH, INC.
                 (Name of small business Issuer in its charter)

            COLORADO                                           CH47-0844532
(State or other jurisdiction of                            (I.R.S. Employer
 incorporation or organization)                             Identification No.)

      4870 S. LEWIS, SUITE 250                                TULSA, OK 74105
(Address of principal executive offices)                         (Zip Code)

Issuer's telephone number:         (918) 742-1888

Securities to be registered under Section 12(b) of the Act:

TITLE OF EACH CLASS TO BE REGISTERED:  NAME OF EACH EXCHANGE ON WHICH REGISTERED
-------------------------------------  -----------------------------------------
            [ None ]                                  [ None ]

Securities to be registered under
Section 12(g) of the Exchange Act:                 COMMON STOCK, .001 PAR VALUE
                                                         (Title of class)

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

                                TABLE OF CONTENTS

                                     PART I

 ITEM 1.   DESCRIPTION OF BUSINESS.........................................    1
 ITEM 2.   MANAGEMENT'S DISCUSSION AND ANALYSIS OR PLAN OF OPERATIONS......    9
 ITEM 3.   DESCRIPTION OF PROPERTY.........................................   11
 ITEM 4.   SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT..   12
 ITEM 5.   DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS....   13
 ITEM 6.   EXECUTIVE COMPENSATION..........................................   17
 ITEM 7.   CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS..................   19
 ITEM 8.   DESCRIPTION OF SECURITIES.......................................   19

                                     PART II

 ITEM 1.   MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON
           EQUITY AND OTHER SHAREHOLDER MATTERS............................   21
 ITEM 2.   LEGAL PROCEEDINGS...............................................   23
 ITEM 3.   CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS...................   23
 ITEM 4.   RECENT SALES OF UNREGISTERED SECURITIES.........................   23
 ITEM 5.   INDEMNIFICATION OF DIRECTORS AND OFFICERS.......................   25

                                    PART F/S

 FINANCIAL STATEMENTS

           Audited balance sheet as of December 31, 2003, and the related statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2003 and 2002, and from March 19, 1999 (inception) through December 31, 2003; and unaudited balance sheet as of September 30, 2004, and the related statements of operations, changes in shareholders' equity, and cash flows for the nine months ended September 30, 2004 and 2003

                                    PART III

 ITEM 1.   INDEX TO EXHIBITS...............................................   26
 ITEM 2.   DESCRIPTION OF EXHIBITS.........................................   26

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                           FORWARD LOOKING STATEMENTS

St. Joseph, Inc. ("St. Joseph" or the "Company") cautions readers that certain important factors (including without limitation those set forth in this Form 10-SB) may affect St. Joseph's actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 10-SB registration statements, or that are otherwise made by or on behalf of St. Joseph. For this purpose, any statement contained in the Registration Statement that are not statements of historical fact, may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "expect," "believe," "anticipate," "intend," "could," "estimate," or "continue," or the negative other variations therefore comparable terminology, are intended to identify forward-looking statements.

                                     PART I

ITEM 1.     DESCRIPTION OF BUSINESS

Business

(a)   Business Background

St. Joseph, Inc. ("St. Joseph" or the "Company") was organized as a Colorado Corporation on March 19, 1999, as Pottery Connection, Inc. On March 19, 2001, St. Joseph changed its corporate name from Pottery Connection, Inc. to St. Joseph Energy, Inc. in anticipation of changing its business purpose to the exploration and development of oil and gas properties. However, after an unsuccessful investment in two oil wells located in the State of Louisiana, St. Joseph elected to abandon that endeavor and return to its original business purpose. On November 6, 2003, St. Joseph Energy, Inc., changed its corporate name to St. Joseph, Inc.

In 2000, St. Joseph conveyed its oil and gas working interests to a third party, a shareholder of the Company, in exchange for forgiveness of a $200,000 debt, which was an "as is" conveyance. St. Joseph has no reason to believe or has any knowledge of any anticipated liability from any lingering environmental issue or other liability from the oil and gas exploits in the State of Louisiana.

(b) Business of St. Joseph

St. Joseph was originally organized to produce and sell pottery of all forms, as well as, publish and sell, on both a wholesale and retail basis: (i) limited edition fine art lithographs, serigraphs, bas-reliefs, sculptures, aquatints and etchings; (ii) oil and acrylic paintings and other original works of art; and
(iii) posters, and limited editions of other pottery artefacts. St. Joseph had determined to establish itself in a niche market, by developing a gallery on the Internet (`gallery on the web"), which was to be a web site to facilitate online retail sales. St. Joseph at this time does not own nor does it propose to establish art galleries at physical locations and all sales were to have taken place through its web site. St. Joseph did not generate any sales through the proposed web site. The domain name of, www.gallerysaintjoseph.com, has been reserved by the Company. However, at this time, St. Joseph has elected to abandon its former business purpose and will now focus on the growth and further development of its wholly owned subsidiary, Staf*Tek Services, Inc.


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(c) Acquisition of Staf*Tek Services, Inc.

On December 2, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale (the "Agreement") with Staf*Tek Services, Inc. ("Staf*Tek"), an Oklahoma corporation. Staf*Tek was organized as an Oklahoma corporation on January 2, 1997. The purchase of Staf*Tek by the Company took place on December 2, 2003 and the acquisition closed on January 2, 2004 at which time Staf*Tek became a wholly owned subsidiary of St. Joseph.

Pursuant to the terms of the Agreement, the Company acquired 100 percent of the issued and outstanding shares of Staf*Tek's common stock in exchange for (1) 380,500 shares of the Company's $.001 par value convertible preferred stock; (2) 219,500 shares of the Company's $.001 par value common stock; and (3) $200,000 in cash. The Company's convertible preferred stock has a face value of $3.00 per share with a yield of 6.75 percent dividend per annum, which will be paid quarterly on a calendar basis for a period of five (5) years. The Company paid $78,299 in preferred stock dividends during the year ended December 31, 2004. Dividends unpaid as of December 31, 2004 totaled $-0-. The convertible preferred stock may be converted to the Company's common stock at the rate of one share of convertible preferred stock for one share of common stock at any time by the shareholder. The convertible preferred stock can be called for redemption by the Company no sooner than two (2) years after the date of issuance, and only if the Company's common stock is trading on a recognized United States stock exchange for a period of no less than thirty consecutive trading days at a market value of $5.00 or more per share. However, as of this date, there is no publicly trading market.

As of December 31, 2004, the Company had paid the $200,000 cash, which was owed under the terms of the Agreement.

(d) Business of Staf*Tek Services, Inc.

Staf*Tek specializes in the recruiting and placement of professional technical personnel on a temporary and permanent basis. Staf*Tek provides Information Technology employees in areas ranging from multiple platform systems integration to end-user support, including specialists in programming, networking, systems integration, database design and help desk support. Staf*Tek's candidate databases concerning Information Technology (IT) experience, skills, and performance are continually being updated regarding new referrals and existing candidates. Staf*Tek's contract services are performed by a nucleus of both permanent and temporary professionals. Staf*Tek responds to a broad range of assignments from technical one-person assignments to major projects including, but not limited to: Internet/Intranet Development, Desktop Applications Development, Project Management and Completion, Enterprise Systems Development, SAP Implementation and Legacy Mainframe Projects. Staf*Tek also provides computer training, online assessments and certification at its web-site www.staftek.com through Get Smart Online. The Get Smart Online technology provides anyone with internet access the opportunity to get tested and certified in over fifty (50) Information Technology skill sets.


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Staf*Tek was founded on the premise that there was an increasing demand for high quality outsourced professional services. Staf*Tek's business premise combines the client service orientation and commitment to quality. Staf*Tek is positioned to take advantage of what the Company believes are two converging trends in the outsourced professional services industry; increasing demand for outsourced professional services by corporate clients and increasing the supply of professionals interested in working on an outsourced basis. Staf*Tek believes that its business premise allows it to offer challenging yet flexible career opportunities, attract highly qualified, experienced professionals and, in turn, attract clients with varying professional needs.

As of December 31, 2004, Staf*Tek employed 16 professional service associates which are presently on assignment with two (2) clients: MCI and SUNOCO, Inc.

While Staf*Tek has several clients, it is primarily dependant on its one large client, MCI. In the past 12 months, MCI accounted for approximately 91% of Staf*Tek's total revenues. The loss of this client or in the event that there is a decrease in business could have a material adverse effect on Staf*Tek's business. (See Risk Factor "MCI is Staf*Tek's Largest Client".)

Staf*Tek is primarily a regional professional service firm that provides experienced and highly qualified information technology personnel who can demonstrate diversity, and flexibility in the work force.

Staf*Tek has determined that its market is primarily in the Tulsa, Oklahoma area. To help reach our goals and tap this market, the Company brought on John Blackmon, as Vice President on June 14, 2004. Before joining Staf*Tek, Mr. Blackmon was a Senior Manager of Information Technology with MCI/WorldCom. Mr. Blackmon joined MCI/WorldCom in 1997 in the Operations organization and was quickly moved to the IT organization where his responsibilities included operations management, management of both technical and support organizations, and progressing to lead the development and implementation of all E*Commerce application solutions for the Wholesale division of WorldCom. In addition, Mr. Blackmon was heavily involved in the management of outsourced application development projects, as well as managing these vendors through the project life cycle. He previously worked in the personal computer industry with responsibility for the product development, manufacturing, as well as managing off shore vendors for product development and manufacturing.

Staf*Tek currently has one office located in Tulsa, Oklahoma. However, as the business begins to develop, it proposes to open an office in Dallas, Texas within the next 12 months.


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Supply of Professionals

Concurrent with the growth in the demand for outsourced services, Staf*Tek is of the belief, based on discussions with Staf*Tek associates, that the number of professionals seeking work on a project and non-project basis has increased due to a desire for:

o more flexible hours and work arrangements, coupled with competitive wages and benefits; and

o challenging engagements that advance their careers, develop their skills and add to their experience; and

o the Company maintains its own database of 15,000 trained independent contract professionals to satisfy the staffing needs of our clients. Once a professional is placed, he or she either becomes an employee of the Company or the client's employee.

Marketing and Recruiting

The Company markets its temporary and permanent staffing services to business clients as well as employment candidates. Marketing and recruiting directed to business clients and employment candidates consists primarily of yellow pages advertisements, classified advertisements, websites, trade shows and web-site promotion on the Internet.

St. Joseph and its subsidiary, Staf*Tek, Inc. own several trademarks, service marks and trade names, including Confidential Search(R), GetSmartOnline.com, staftek.com, and StJosephInc.com.


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Management of the Company's contractual and permanent staffing operations is coordinated from its headquarters in Tulsa, Oklahoma. The Company's headquarters provides support and centralized services related to administrative, marketing, client public relations, accounting and training.

Competition

The Company's temporary and permanent staffing services face competition in attracting clients as well as high-quality specialized employment candidates. The temporary and permanent placement businesses are highly competitive, with a number of firms offering services similar to those provided by the Company on a national, regional or local basis. In many areas the local companies are the most successful competitors. The most significant competitive factors in the temporary and permanent placement businesses are name recognition, price and the reliability of service, which are often a function of the availability and quality of professional personnel. The Company believes it derives a competitive advantage from its extensive experience with and commitment to the specialized employment market.

Temporary employees placed by the Company are, in fact, the Company's employees for all purposes while they are working on assignments. Once a professional is permanently placed, he or she either becomes an employee of the Company or the client's employee. During the temporary phase, the Company pays the related costs of employment, such as workers' compensation insurance, state and federal unemployment taxes, social security and certain fringe benefits. The Company provides access to voluntary health insurance coverage to interested employees.

                                  RISK FACTORS

The Company's business prospects are subject to various risks and uncertainties that impact its business. The most important of these risks and uncertainties are as follows:


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1. Limited Operating History; History of Losses

St. Joseph was incorporated in the State of Colorado on March 18, 1999, and until it acquired Staf*Tek Services, Inc., an Oklahoma corporation, had not carried on any significant operations and was considered to be in its development stage. Accordingly, St. Joseph has limited operating history as a holding Company. However, it's wholly owned subsidiary Staf*Tek, has generated positive revenues since its inception, January 2, 1997. There is no assurance that the Company through the operation of its wholly owned subsidiary will continue to achieve profitability in the future in such a competitive market.

2. Dependence on Wholly Owned Subsidiary.

St. Joseph has generated limited revenues since its acquisition of Staf*Tek, and in the future, St. Joseph does not expect to generate any revenues except through its wholly owned subsidiary. St. Joseph cannot predict if Staf*Tek will continue to be successful in the future.

3. New Business Strategy.

St. Joseph has responded to losses that have been incurred since inception and lack of revenues and has adapted a new business strategy. St. Joseph has abandoned its pottery and development of art galleries and its oil and gas ventures and has now entered into the information technology (referred to IT) services to a broad range of clients. St. Joseph believes that this business endeavor can be profitable due to the experience and the quality of management that St. Joseph has acquired. The market St. Joseph is entering is highly competitive and it is likely that only the best managed and most efficient companies providing the best IT services will economically survive in such a market. There can be no assurance that the new business strategy will be successful.

4. Dependence on Key Personnel.

St. Joseph and its wholly owned subsidiary, Staf*Tek, is dependent, to a great extent, on the experience, abilities, and combined service of John H. Simmons, the Company's President and CEO. The loss of services of John H. Simmons or other key personnel (such as John Blackmon or Karen Williams) could have a material adverse effect on the Company's business, financial condition or results of operations. An application for key man life insurance has been made to insure the life of John H. Simmons, but as of December 31, 2004 had not yet been issued.

5. Business is Highly Dependent Upon the State of the Economy.

The demand for the Staf*Tek's temporary and permanent staffing services is highly dependent upon the state of the economy and upon the staffing needs of the Staf*Tek's clients. Any variation in the economic condition or unemployment levels in the United States or in the economic condition of the region Staf*Tek services, or in any specific industry may severely reduce the demand for the Company's services and thereby significantly decrease the Company's revenues and profits.


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6. Availability of Candidates.

The Company's temporary and permanent staffing services business consists of the placement of individuals seeking temporary and permanent employment. There can be no assurance that qualified candidates for employment will continue to seek employment through Staf*Tek. Qualified candidates generally seek temporary or permanent positions through multiple sources, including Staf*Tek and its competitors. Any shortage of qualified candidates could materially adversely affect the Company's revenues.

7. Highly Competitive Business.

The temporary and permanent staffing services business is highly competitive and, because it is a service business, the barriers to entry are quite low. There are many competitors, some of which have greater resources than the Company, and new competitors are entering the market all the time. In addition, long-term contracts form a negligible portion of the Company's revenue. Therefore, there can be no assurance that the Company will be able to retain clients or market share in the future. Nor can there be any assurance that the Company will, in light of competitive pressures, be able to remain profitable or, if profitable, maintain its current profit margins. If Staf*Tek fails to compete successfully in this highly competitive market in which Staf*Tek operates, its business, financial condition, and results of operations will be materially and adversely affected.

8. Changes in Technology.

The market for IT services change rapidly because of technological innovation, new product introductions, changes in customer requirements, declining prices and evolving industry standards, among other factors. New products and new technology often render existing information services or technology infrastructure obsolete, excessively costly or otherwise unmarketable. As a result, Staf*Tek's success depends on its ability to timely innovate and integrate new technologies into its service offerings. Staf*Tek cannot guarantee that it will be successful in adapting and integrating new technologies into its service offerings in a timely manner. Thus, these changes in technologies could adversely affect Staf*Tek competitiveness, revenues and profits.

9. MCI is Staf*Tek's Largest Client.

At the present time, MCI is Staf*Tek's largest client and makes up 91% of its revenues. The loss of this client or the decline in business could have a material adverse effect on the Company's revenues and profits. MCI has recently announced a decline in operating results and other adverse information. Accordingly, any adverse financial or operating event on MCI could also have a material adverse effect on the Company.

10. Reliance on Few Clients.

At the present time, two of St. Joseph's clients make up 100% of its business. The loss of any of these clients or the decline in business could have a material adverse effect on the Company's revenues and profits.


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Exploration and Development Expenditures

St. Joseph, formerly known as "Pottery Connection, Inc.", entered into a Memorandum Agreement with LDC Operating, Inc. ("LDC") regarding the Lyons Leases in the South Thornwell field of Jefferson Davis Parish, Louisiana and Red River Parish, Louisiana on November 2, 2000. LDC represented to St. Joseph that it owned 100% of the working interest, with a landowner royalty of 25%, in the Lyons leases comprising approximately 1,088 surface acres in the South Thornwell field. LDC also represented that it owned 100% of the working interest in the Red River Bull Bayou leases comprising of approximately 7,000 acres, with a landowner royalty of 25%, and that there were no outstanding liens or encumbrances on the property.

Additionally, LDC represented that it was actively at work on the Mesa Lyons #1 Well to attempt to re-complete the well in the Camerina Sands from greater than 12,000 feet.

LDC required immediate funds in the sum of $200,000 to finish the re-completion of the Mesa Lyons #1 Well. St. Joseph agreed to provide $200,000 to complete the re-completion of the Mesa Lyons #1 Well. In consideration for the $200,000, LDC agreed to assign a 30% working interest in the entire lease of the South Thornwell field to St. Joseph. LDC further agreed to assign 100% of the working interest in the entire lease of the 7,000 surface acres in the Red River Bull Bayou field in the Red River Parish, Louisiana. In addition, LDC agreed to preferential payments equal to the partners, which are non-consent on the Lyons #1 Well until such time as the $200,000 was repaid to St. Joseph.

St. Joseph borrowed the $200,000 from an individual, Mr. Clark Addison, by virtue of an unsecured promissory note dated November 2, 2000. The unsecured note was for a period of one year, at an interest rate of 10% per annum. Mr. Clark Addison forgave this unsecured note plus interest, when St. Joseph conveyed to him all of its rights, title and interest in the working interest in the Louisiana oil and gas wells.

St. Joseph infused $200,000 into the oil and gas wells from the proceeds of an unsecured promissory note entered into with Mr. Clark Addison, a shareholder of the Company, and an additional $135,000 from the proceeds received through Subscription Agreements pursuant to Section 4(2) of the Securities Act of 1933, as amended. St. Joseph raised $25,365 through a Private Placement Memorandum pursuant to Sections 3(b), and 4(2) of the Securities Act of 1933 and Rule 504 of Regulation D, promulgated under the Securities Act of 1933, as amended and an additional $150,000 from three individuals pursuant to Section 4(2) of the Securities Act of 1933, as amended. Thus, apart from the $200,000 that was applied to the oil and gas wells, St. Joseph applied an additional $135,000 from its two offerings bringing to a total of $335,000 that was infused into the Louisiana project.

Employees

St. Joseph has 8 full-time employees, and 16 IT professionals.


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Patents Trademarks and Domain Names

St. Joseph and its subsidiary, Staf*Tek, Inc. own several trademarks, service marks and trade names, including Confidential Search(R), GetSmartOnline.com, staftek.com, and StJosephInc.com.

Reports to Security Holders

Stockholders may obtain financial information and other required SEC filings regarding the Company through its website, www.stjosephinc.com and go to the link for the SEC EDGAR filings at www.sec.gov.

As of September 21, 2002, pursuant to SEC Statutes, the Company's registration statement became effective, at which time St. Joseph became responsible for quarterly filings, annual filings and other reports required by Section 13 or 15(d) of the Securities Exchange Act of 1934.

Any member of the public may read and copy any materials St. Joseph files with the Securities and Exchange Commission at the Securities and Exchange Commission's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The Securities and Exchange Commission maintains an Internet site that contains reports, proxy and information statements, and other information regarding issuers that file electronically with the SEC at http://www.sec.gov.

ITEM 2.     MANAGEMENT DISCUSSION AND ANALYSIS OR PLAN OF OPERATION

The following discussion and analysis of the financial condition and plan of operation should be read in conjunction with the Financial Statements and Notes thereto appearing elsewhere in this Form 10-SB. This discussion and analysis contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements.

Material Accounting Policies

The discussion and analysis of St. Joseph's condition and result of operations are based on the condensed consolidated financial statements that have been prepared in accordance with accounting principles generally accepted in the United States. The preparation of these financial statements requires estimates and assumptions that affect the reported amounts and disclosures.

General / Plan of Operation

At our year ended December 31, 2003, we had not generated any revenues since our inception, however, in December of 2003, we elected to pursue a new business purpose and on December 2, 2003, we entered into an Agreement of Share Exchange and Purchase and Sale with Staf*Tek Services, Inc. ("Staf*Tek"), an Oklahoma corporation. On January 2, 2004, we completed the acquisition of Staf*Tek by acquiring all of the issued and outstanding common shares of Staf*Tek. Since its inception, Staf*Tek has been a leader in the recruiting and the placement of professional technical personnel on a temporary and permanent basis in the Tulsa, Oklahoma area. Staf*Tek assists their clients with projects that require specialized expertise ranging from multiple platform systems integration to end-user support, including specialists in programming, networking, systems integration, database design and help desk support.

Staf*Tek is our only subsidiary by which we generate operating revenues. Staf*Tek generates revenue primarily by providing its clients with IT professionals either on a permanent or contractual basis. The Management of Staf*Tek has placed an increased emphasis on pursuing new clients as well as continuing exemplary service to existing ones. To that end, Staf*Tek has recently added two sales personnel and two advertising and marketing specialists in an effort to grow the Company's business.


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The Company plans to satisfy cash requirements over the next 12 months through the continuation and renewal of contractual agreements in the IT staffing industry. The Company also anticipates raising additional funds from the sale of its stock.

Results of Operations

As a direct result of our acquisition of Staf*Tek, there was a substantial increase our revenues and gross profit for the nine month period ended September 30, 2004 as compared to the same period ended September 30, 2003. Our wholly owned subsidiary, Staf*Tek, generated approximately $1,198,000 in net service revenues and gross profits of approximately $344,000 for the nine months ended September 30, 2004. We did not generated any revenues or profits prior to our acquisition of Staf*Tek.

Our loss of approximately $400,000 for the nine months ended September 30, 2004, was caused by increases in payroll, interest expense and $242,800 of stock-based compensation related to the issuance of common stock options. We issued options to three (3) members of our Board of Directors to purchase 300,000 shares of our common stock, with a recognized value of $120,000; the issuance of common stock options to eight (8) members of our Advisory Board to purchase an aggregate amount of 200,000 shares of our common stock, with a recognized value of $82,800, in addition to our issuance of common stock options to four (4) employees, to purchase 100,000 shares of our common stock carrying a recognized value of $40,000. We also incurred preferred stock dividends, which increased the loss applicable to common stockholders by almost $59,000. See Summary Compensation Table below for disclosure concerning options and Part II, Item 4 (Recent Sales of Unregistered Equity Securities) for a description of stock issuances.

We did not acquire Staf*Tek until December 2003; however, in an attempt to provide a better understanding of our operating results, we have included an analysis that compares Staf*Tek's operating results for the nine months ended September 30, 2004 and 2003:

                                            NINE MONTHS ENDED
                                              SEPTEMBER 30,
                                        ---------------------------
ACCOUNT                                     2004          2003        VARIANCE
--------------------------------------- -------------- ------------ ------------
Service revenues                        $   1,198,394  $   936,505  $   261,889
Cost of services                             (854,059)    (688,484)    (165,575)
                                        -------------- ------------ ------------
Gross profit                                  344,335      248,021       96,314
                                        -------------- ------------ ------------
Gross profit percentage                         28.73%       26.48%        2.25%
                                        -------------- ------------ ------------
Selling, general and administrative          (241,829)    (228,723)     (13,106)
Depreciation                                   (4,652)      (6,245)       1,593
Interest expense                               (4,568)      (6,511)       1,943
Interest income                                   332          947         (615)
                                        -------------- ------------ ------------
Net income                              $      93,618  $     7,489  $    86,129
                                        ============== ============ ============

Staf*Tek's service revenues and related costs of services increased during the nine months ended September 30, 2004 as compared to the nine months ended September 30, 2003. The increase in revenues were primarily attributable to Staf*Tek's contract with MCI, Inc. which commenced in May 2003. Thus, Staf*Tek began to realize a significant increase in profits beginning with the June 2003 operating results. Related costs of services also increased largely due to legal and accounting costs involved with "going public," dividend payments paid to the former owners of Staf*Tek, required travel and related expenses during the transition period, system upgrades, remodeling of Staf*Tek's corporate offices, and the additional payroll burden of four new company employees. Two of those employees have proven managerial staffing experience, one has a strong marketing background, and one has been hired as the Company's Public Relations Liaison.


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Liquidity and Financial Resources

We had a working capital deficit of $93,111 at September 30, 2004. Our working capital decreased from a working capital deficit of $66,653 at June 30, 2004, largely due to a $29,000 increase in our line of credit.

During the nine months ended September 30, 2004, we used $30,186 through our operating activities. Our investing activities consisted of an $80,000 payment to acquire our subsidiary.

Our financing activities resulted in a net use of cash totaling $37,459 consisting of $120,000 in proceeds from the sale of 240,000 shares of our common stock, less $58,459 paid for preferred stock dividends and $99,000 paid against the note payable to our president.

Income Taxes

We record our income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". We incurred net operating losses during the period September 30, 2004 resulting in a deferred tax asset, which has been fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.

ITEM 3.     DESCRIPTION OF PROPERTY

Staf*Tek leases approximately 3317 square feet of office space for 36 month term from May 1, 2004 to April 30, 2007, on a month to month basis, from a non-affiliated third party at 4870 South Lewis, Suite 250, Tulsa, OK 74105 and requires monthly lease payments of $3,870.


                                       11

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

ITEM 4.     SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth information as of the date hereof, based on information obtained from the persons named below, with respect to the beneficial ownership of the Common Stock by (i) each person who is known to the Company to be the beneficial owner of more than 5 percent of the Company's Common Stock, and (ii) each Director and Officer, and (iii) all Directors and Officers of the Company, as a group:


                                                                                AMOUNT OF BENEFICIAL        PERCENTAGE OF
TITLE OF CLASS                       NAME AND ADDRESS OF BENEFICIAL OWNER          OWNERSHIP (1)              CLASS (2)
--------------------------      ----------------------------------------------- ---------------------      ----------------
Common Stock                    John H. Simmons-President, Director and CEO                3,125,000(3)              40.29%
                                12 Lee Court
                                Trophy Club, TX 76262

Common Stock                    David William Dean Core                                    1,125,000                 19.54%
                                6965 N. Grande
                                Boca Raton, FL 33433

Common Stock                    Kimberly A. Samon-Director                                   110,000(4)               2.32%
                                14595 Creek Club Drive
                                Alpharetta, GA 30004

Common Stock                    Frank Davis                                                  250,200                  5.13%
                                4903 36th St.
                                Columbus, NE 68501

Common Stock                    Mark Johnson                                                 276,000(5)               5.62%
                                5210 East 81st, Suite 134
                                Tulsa, OK 74137

Common Stock                    Phyllis L. Bell                                              640,368(6)              12.15%
                                6422 South Indianapolis Ave.
                                Tulsa, OK 74135

Common Stock                    Bruce Schreiner-Director                                     100,000(4)               2.11%
                                2535 N. Carleton Ave., Suite B
                                Grand Island, NE 68802

                                Kenneth L. Johnson-Director,
Common Stock                    Secretary/Treasurer                                          100,000(4)               2.11%
                                4335 South Street
                                Lincoln, NE 68506

Common Stock                    Dr. Milton S. Harbuck, D. D. S.-Director                     100,000(4)               2.11%
                                101 Fieldstone Lane
                                Sherwood, AR 75210-6544

Common Stock                    Jerry A. Malone-Director                                     100,000(4)(7)            2.11%
                                3101 Esplanade Ave.
                                Shreveport, LA 71109

Common Stock                    Gerald McIlhargey-Director                                   100,000(4)               2.11%
                                495 Howe St., Suite 305
                                Vancouver, B.C. V6C 2T5

                                Total Officers, Directors and shareholders of
                                5% or more of St. Joseph's common stock as a
                                group:                                                     6,026,568                 95.61%

(footnotes on following page)

                                                                              12

---------------------------------------------------------------------------------------------------------------------------

----------
(1) Unless otherwise indicated, this column reflects amounts as to which the beneficial owner has sole voting power and sole investment power, as well as any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights.

(2) As required by Item 403 of Regulation S-B, calculated on the basis of the amount of outstanding securities plus, for each person or group, any securities that person or group has the right to acquire within 60 days pursuant to options, warrants, conversion privileges or other rights. This percentage will be different than percentages reflected in Schedule 13D.

(3) Includes options to purchase 1,750,000 shares of the Company's common stock at an exercise price of $.10 per share.

(4) Includes options to purchase 100,000 shares of the Company's common stock at an exercise price of $.10 per share.

(5) Includes options to purchase 25,000 shares of the Company's common stock at an exercise price of $.10 per share.

(6) Includes 330,000 shares that Ms. Bell has the right to acquire within 60 days through conversion of the Preferred Stock and includes 60,000 shares owned by a trust controlled by Ms. Bell.

(7) Excludes 18,000 shares owned by Mr. Malone's wife for which he disclaims beneficial ownership.

ITEM 5.     DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The following information sets forth the names of the directors, executive officers, promoters control persons of St. Joseph, their present positions with St. Joseph, and their biographical information.

The following information sets forth the names of the directors, executive officers, promoters control persons of the Company, their present positions with the Company, and their biographical information.

NAME                                AGE                  OFFICE
-------------------------------- -----------  ------------------------------
John H. Simmons                      52       President/CEO/Director
Kenneth L. Johnson                   45       Secretary-Treasurer/Director
Bruce Schreiner                      49       Director
Kimberly A. Samon                    37       Director
Dr. Milton S. Harbuck, D. D. S.      76       Director
Jerry A. Malone                      65       Director
Gerald McIlhargey                    57       Director

Executive Officers and Directors

John H. Simmons, President, C.E.O. - Mr. Simmons has been President and Chief Executive Officer of St. Joseph, Inc. since October, 2003. Mr. Simmons is also an Officer and Director of Staf*Tek. Before becoming St. Joseph's Chief Executive Officer, Mr. Simmons served as Director of Business Development for Lacerte Technologies, a national technologies corporation, from June 2001 through May 2003. Prior to joining Lacerte, Mr. Simmons served as Executive Vice-President for Seirios International, a professional employer organization, from September1996 to August, 2000. During his tenure with Seirios, Mr. Simmons was appointed President and Chief Operating Officer in August, 2000 and served in that capacity until June, 2001.

Kenneth L. Johnson - Mr. Johnson has been a Director and Secretary/ Treasurer of the Company since April of 2000. Mr. Johnson has been the Secretary/ Treasurer and Director of Staf*Tek from December of 2003, to the present. For the past nine years, Mr. Johnson has been employed as a senior support representative with College Bookstore Management Systems (CMBS), a division of Nebraska Book Co., Inc. A provider of point of sale and inventory control computer software for the college bookstore industry. Mr. Johnson is involved in product development, customer support and training.


                                       13

--------------------------------------------------------------------------------

Mr. Johnson graduated from Hastings College in 1985, earning a Bachelor of Arts Degree in Business Administration.

Bruce E. Schreiner, CPA - Mr. Schreiner, CPA, has been a Director of the Company since October of 2003. Mr. Schreiner has also been a Director of Staf*Tek Services, Inc. since October, 2003. Mr. Schreiner is a partner in the accounting firm of Schroeder & Schreiner, P.C. He served as an Agent with the Internal Revenue Service for over five years, culminating in an appointment to the Technical and Review Staff of Omaha, Nebraska, for the Nebraska District.

Mr. Schreiner is a member of the American Institute and Nebraska Society of Certified Public Accountants and the Grand Island Area Chamber of Commerce. Mr. Schreiner is currently on the Board of Directors of Sense Technologies, Inc., a public company.

Mr. Schreiner graduated magna cum laude from Hastings College in 1975 earning a Bachelor of Arts Degree in both Economics and Business Administration with emphasis in accounting.

Kimberly A. Samon - Ms. Samon has been a Director of St. Joseph since March 2004 and has a strong legal and human resources background. Ms. Samon worked with Kinko's, Inc., a business service company, from April 2003 through December 2003 in an executive HR position. From April 2002 through March 2003, Ms. Samon worked for Lacerte Technologies, Inc., a human resources consulting, outsourcing and technologies firm. Prior thereto, she worked for HQ Global Workplaces & Office Services Company from 1998 through 2001.

Ms. Samon earned a Juris Doctor degree from Stetson University College of Law, St. Petersburg, Florida, in 1996. Ms. Samon also graduated from Mercer University's School of Business and Economics in Atlanta, Georgia in 1993 and from Cornell University in 1990.

Dr. Milton S. Harbuck, D. D. S. - Dr. Harbuck has been a Director of the Company since December of 2003. Dr. Harbuck has practiced dentistry at a senior level at the Veterans Administration in Little Rock, Arkansas for a number of years. During the 1990's Dr. Harbuck was involved in Private Practice on a part-time basis. Dr. Harbuck served as Chief of the Dental Services for John McClellan Veterans Administration Medical Center in the late 1980's. Dr. Harbuck is an active member in the American Dental Association as well as the Arkansas State Dental Association.

Dr. Harbuck is a graduate of the University of Tennessee College of Dentistry, Memphis Tennessee. Jerry A. Malone - Mr. Malone has been a Director of the Company since March of 2004. Mr. Malone is currently a consultant for a medical supply company, after serving nine years as Executive Vice President for Medquik Supply, Inc (a medical sales and computer technology company) in Ft. Lauderdale, FL. Prior to Medquik, Mr. Malone was President of Malone & Malone Systems, Inc. for ten years.


                                       14

--------------------------------------------------------------------------------

Mr. Malone is a graduate of Louisiana Tech University and Louisiana State University. Gerald McIlhargey - Mr. McIlhargey has been a Director of St. Joseph since March of 2004. Mr. McIlhargey has spent over 25 years in management consulting for public companies. In his various management roles, Mr. McIlhargey has extensive experience in Marketing and Manufacturing as well as the Financing of Public Companies. Mr. McIlhargey has had a key role with several public companies, including International Corona Resources, Collingwood Energy, Sense Technologies Inc. and Male Leaf Petroleum.

Mr. McIlhargey received a Bachelor of Education degree from Simon Fraser University in British Columbia, Canada in 1972. The Company's Directors will serve in such capacity until the next annual meeting of the Company's shareholders and until their successors have been elected and qualified. There are no family relationships among the Company's officers and directors, nor are there any arrangements or understanding between any of the directors or officers of the Company or any other person pursuant to which any officer or director was or is to be selected as an officer or director. The Directors held meetings and took action eleven (11) times by written consent during the fiscal year ended December 31, 2003.

Advisory Board

In February of 2004, St. Joseph's Board of Directors elected to establish an Advisory Board to advise the Board of Directors on new business development, procedures, technologies, new business practices and effective businesses practices with respect to business development. The Advisory Board Members' biographies are as follows:

Kimberly Alexandrich, was appointed to the Advisory Board on March 23, 2004. Ms. Alexandrich in the past five years worked at Inercore, Inc. and as General Manager of Somerset Growers, Inc.

Donal Kent Ford, was appointed to the Advisory Board on February 3, 2004. For the past ten years Mr. Ford has been President of Pinnacle Financial Services, Inc., a Third Party Administrator for Pension and Profit Sharing Plans located in Lantana, FL. Mr. Ford is a Credentialed Member of the American Society of Pension Actuaries and is actively involved in the South Florida Benefits Council.

David Goler, was appointed to the Advisory Board on February 3, 2004. For the past ten years Mr. Goler has worked for Pinnacle Financial Services, Inc. as National Marketing Director.

John Hershenberg, was appointed to the Advisory Board on February 3, 2004. Mr. Hershenberg, For the past seven years, has worked for Inercore, Inc. a national marketing firm dedicated to the marketing support of Professional Employer Organizations.


                                       15

--------------------------------------------------------------------------------

Ted Key, was appointed to the Advisory Board on March 23, 2004. For the past seven years Mr. Key worked with Lincoln Financial Advisors focusing on investment planning and most recently Professional Employer Organization division.

John K. Lucas, was appointed to the Advisory Board on February 3, 2004. In the past five years Mr. Lucas has been Regional Chief Executive Officer for Lincoln Financial Advisors Corporation.

Maureen O'Brien, was appointed to the Advisory Board on February 3, 2004. For the past two years Ms. O'Brien has worked as Executive Assistant to David Core, CEO of Pinnacle Financial Services, Inc. For seven years prior to that Ms. O'Brien specialized in start up ventures with Real Applications, Inc.

Brian R. Smith, was appointed to the Advisory Board on February 3, 2004. Mr. Smith is a retired Army Major, and has worked for the past seven years in the Professional Employers Organization Industry with Lincoln Financial Advisors Corporation.

Committees of the Board of Directors; Meetings

During the year ended December 31, 2004, the entire Board met 7 times and acted
 7 times by unanimous written consent. During fiscal 2004, no director attended fewer than 75% of the aggregate number of meetings of the Board and committees on which such director served.

The Board has two standing committees, the Audit Committee and the Compensation Committee. The Board does not have a separate Nominating Committee and performs all of the functions of that committee.

The Audit Committee.

The Audit Committee has as its primary responsibilities the appointment of the independent auditor for the Company, the pre-approval of all audit and non-audit services, and assistance to the Board in monitoring the integrity of our financial statements, the independent auditor's qualifications, independence and performance and our compliance with legal requirements. The Audit Committee has not yet adopted a written charter but intends to do so prior to the mailing of proxy statements in 2005. During the year ended December 31, 2004, the Audit Committee met one time. Bruce Schreiner, Kimberly Samon, and Gerald McIlhargey are the current members of the Audit Committee.

The Securities and Exchange Commission ("SEC") has adopted rules to implement certain requirements of the Sarbanes-Oxley Act of 2002 pertaining to public company audit committees. One of the rules adopted by the SEC requires a company to disclose whether the members of its Audit Committee are "independent". Since we are not a "listed" company, we are not subject to rules requiring the members of our Audit Committee to be independent. The SEC also requires a company to disclose whether it has an "Audit Committee Financial Expert" serving on its audit committee.

Based on its review of the applicable rules of The Nasdaq National Market governing audit committee membership, the Board believes that all members of the Audit Committee are "independent" within the meaning of such rules.

Based on its review of the criteria of an Audit Committee Financial Expert under the rule adopted by the SEC, the Board believes that one member of the Audit Committee, Mr. Schreiner, would be described as an Audit Committee Financial Expert. Each of the other current members have made significant contributions and provided valuable service to St. Joseph and its stockholders as members of the Audit Committee and the Board believes that each of them has demonstrated that he is capable of (i) understanding generally accepted accounting principles ("GAAP") and financial statements, (ii) assessing the general application of GAAP principles in connection with the accounting for estimates, accruals and reserves, (iii) analyzing and evaluating our financial statements, (iv) understanding internal controls and procedures for financial reporting, and (v) understanding audit committee functions, all of which are attributes of an Audit Committee Financial Expert under the rule adopted by the SEC. Given the business experience and acumen of these individuals and their service as members of the Audit Committee, the Board believes that each of them is qualified to carry out all duties and responsibilities of the Audit Committee.


Compensation Committee. The Compensation Committee recommends to the Board annual salaries for senior management and reviews all company benefit plans. During the year ended December 31, 2004, the Compensation Committee had no formal meetings, instead the full Board performed these functions. The current members of the Compensation Committee are Bruce Schreiner, Gerald McIlhargey, and Dr. Milton Harbuck.

                                       16

--------------------------------------------------------------------------------

ITEM 6.     EXECUTIVE COMPENSATION

SUMMARY COMPENSATION TABLE



                                                                           LONG TERM COMPENSATION
                                        ANNUAL COMPENSATION                        AWARDS                   PAYOUTS
                             ------------------------------------------  --------------------------- ---------------------
(a)                           (b)       (c)       (d)        (e)             (f)          (g)          (h)        (i)
---------------------------- ------- ----------- ------- --------------  -----------  -------------- -------  ------------
                                                                         RESTRICTED    SECURITIES
NAME AND PRINCIPAL                                       OTHER ANNUAL       STOCK      UNDERLYING     LTIP     ALL OTHER
POSITION                      YEAR     SALARY    BONUS   COMPENSATION     AWARD(S)    OPTIONS/SARS   PAYOUTS  COMPENSATION
---------------------------- ------- ----------- ------- --------------  -----------  -------------- -------- ------------
                              ($)       ($)       ($)        ($)             ($)          (#)          ($)        ($)
John H. Simmons
President/CEO/Director         2003  $  120,000       0  $       7,200(1)          0      2,000,000

Kenneth L. Johnson
Secretary-Treasurer/
Director                       2003                                                         100,000

Bruce Schreiner
Director                       2003                                                         100,000

Kimberly A. Samon
Director                       2004                                                         100,000

Jerry A. Malone
Director                       2004                                                         100,000

Dr. Milton S. Harbuck
Director                       2003                                                         100,000

Gerald McIlhargey
Director                       2004                                                         100,000

---------
(1) The Company is providing Mr. Simmons a car allowance of $600.00 per month. The following is a summary of the options awarded to the officers, directors and Advisory Board members.

                                          NUMBER OF
                              WEIGHTED    SECURITIES                                         EXERCISE
                              AVERAGE     UNDERLYING                                        PRICE PER
NAME                         FAIR VALUE    OPTIONS        DATE ISSUED       VESTING DATE      SHARE       EXPIRATION DATE
---------------------------- ----------- ------------ -------------------- --------------- ------------ ------------------
John H. Simmons              $        0    2,000,000  October 28, 2003      Immediately    $      0.10  October 28, 2008
Kenneth L. Johnson           $        0      100,000  October 28, 2003      Immediately    $      0.10  October 28, 2008
Bruce Schreiner              $        0      100,000  October 28, 2003      Immediately    $      0.10  October 28, 2008
Kimberley A. Samon           $        0      100,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Jerry A. Malone              $        0      100,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Dr. Milton S. Harbuck        $        0      100,000  December 14, 2003     Immediately    $      0.10  December 14, 2008
Gerald McIlhargey            $        0      100,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
John K. Lucas                $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009


                                                                              17

--------------------------------------------------------------------------------------------------------------------------

                                          NUMBER OF
                              WEIGHTED    SECURITIES                                         EXERCISE
                              AVERAGE     UNDERLYING                                        PRICE PER
NAME                         FAIR VALUE    OPTIONS        DATE ISSUED       VESTING DATE      SHARE       EXPIRATION DATE
---------------------------- ----------- ------------ -------------------- --------------- ------------ ------------------
Donal Kent Ford              $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009
David Goler                  $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009
Brian R Smith                $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009
John Hershenberg             $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009
Ted Key                      $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Kimberly Alexandrich         $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Maureen O,Brien              $        0       25,000  February 3, 2004      Immediately    $      0.10  February 3, 2009
Paula Pedigo                 $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Mark Johnson                 $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Phil Archer                  $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
Shelia Hobens                $        0       25,000  March 23, 2004        Immediately    $      0.10  March 23, 2009
John Blackmon                $        0       25,000  July 17, 2004         Immediately    $      0.10  July 17, 2009


                                                                              18

--------------------------------------------------------------------------------------------------------------------------

Director Compensation

The Directors receive no annual compensation other than the original options they received as inducement to become directors in St. Joseph; however, they are reimbursed for out-of-pocket expenses incurred in connection with the Company's business.

ITEM 7.     CERTAIN RELATIONSHIPS AND RELATED TANSACTIONS

None of the Directors or Officers of the Company, nor any proposed nominee for election as a Director of the Company, nor any person who beneficially owns, directly or indirectly, shares carrying more than 10% of the voting rights attached to all outstanding shares of the Company, nor any promoter of the Company, nor any relative or spouse of any of the foregoing persons has any material interest, direct or indirect, in any transaction since the date of the Company's incorporation or in any presently proposed transaction which, in either case, has or will materially affect the Company. The Company has not entered into transactions with any member of the immediate families of the foregoing persons, nor is any such transaction proposed.

During December 2003, the Company's President, John Simmons, advanced the Company $195,000 for working capital in exchange for a promissory note. The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005. During the nine months ended September 30, 2004, the Company repaid $99,000 of principal and $9,750 of interest. During the 12 months ended December 31, 2004, the Company repaid $99,000 of principal and $15,561.73 of interest. As of December 31, 2005, the Company owed $96,000 in principal and no accrued interest on the note.

An officer contributed office space to the Company through December 31, 2003. The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

ITEM 8.     DESCRIPTION OF SECURITIES

Common Stock

The authorized capital stock of St. Joseph consists of 100,000,000 shares of $.001 par value Common Stock of which 5,021,712 are issued and outstanding as of December 31, 2004. All shares have equal voting rights and are non-assessable. Voting rights are not cumulative, and therefore, the holders of more than fifty percent (50%) of the Common Stock of St. Joseph could, if they chose to do so, elect all the Directors.


                                       19

--------------------------------------------------------------------------------

Upon liquidation, dissolution or winding up of St. Joseph, the assets of St. Joseph, after the payment of liabilities, will be distributed pro rata to the holders of the Common Stock. The holders of the Common Stock do not have preemptive rights to subscribe for any securities of St. Joseph and have no right to require St. Joseph to redeem or purchase their shares. The shares of Common Stock issued and outstanding as of the filing of this registration statement, are fully paid and non-assessable.

Holders of Common Stock are entitled to share equally in dividends when, and if declared by the Board of Directors of St. Joseph, out of funds legally available therefore. St. Joseph has not paid any cash dividends on its Common Stock, and it is unlikely that any such dividends will be declared in the foreseeable future.

Preferred Stock

St. Joseph is authorized to issue 25,000,000 shares of Preferred Stock, par value $0.001 per share, of which 386,208 shares have been issued and outstanding or subscribed for as of December 31, 2004.

St. Joseph's 386,208 shares of preferred stock are each convertible to one share of common stock and has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years. The Company paid $19,355 in preferred stock dividends during the three months ended March 31, 2004 and $19,841 six months ended June 30, 2004, for a total of $39,196. The Preferred Stock has no voting rights prior to conversion.

In general, any of St. Joseph's Preferred Stock may be issued in series from time to time with such designation, rights, preferences and limitations as the Board of Directors of St. Joseph may determine by resolution. The rights, preferences and limitations of separate series of Preferred Stock may differ with respect to such matters as may be determined by the Board of Directors. This is to include, without limitation, the rate of dividends, method and nature of payment of dividends, terms of redemption, amounts payable on liquidation, sinking fund provisions (if any), conversion rights (if any), and voting rights. The potential exists therefore, that additional preferred stock might be issued which would grant additional dividend preferences and liquidation preferences to preferred shareholders. Unless the nature of a particular transaction and applicable statutes require such approval, the Board of Directors has the authority to issue these shares without shareholder approval. The issuance of Preferred Stock may have the effect of delaying or preventing change in control of St. Joseph without any further action by shareholders.

Dividends on Common Stock

St. Joseph has never paid a cash dividend on its Common Stock nor does St. Joseph anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of St. Joseph not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon St. Joseph's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.


                                       20

--------------------------------------------------------------------------------

Warrants

St. Joseph does not have any warrants to purchase securities of St. Joseph outstanding. Options

St. Joseph has 2,675,000 options to purchase securities of St. Joseph outstanding as of December 31, 2004. St. Joseph does not have, nor does it currently contemplate the commencement of any incentive stock option plan; however, St. Joseph proposes in the future to establish an incentive stock option plan for its directors, officers, employees and consultants.

Transfer Agent

St. Joseph has selected National Stock Transfer, located at, 1512 South 1100 East, Suite B, Salt Lake City, Utah 84105, telephone number (801) 485-7978, as its Transfer Agent. National Stock Transfer provides services to keep shareholders up-to date on shareholder meetings and management reports.

                                     PART II

ITEM 1. MARKET PRICE OF SECURITIES AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND OTHER SHAREHOLDER MATTERS

As of the date of this Form 10-SB, there is no public trading market for the Company's Common Stock. The Company has engaged a broker/dealer, Burt Martin Arnold Securities, to file with the National Association of Securities Dealers, Inc. (NASD) to have its Common Stock traded in the Pink Sheets and the OTC Bulletin Board(R) (OTCBB) upon satisfaction of all disclosure and regulatory requirements, which include, among other things, completion of the review process with applicable regulatory agencies and amendment of prior Securities Exchange Act of 1934 filings as necessary. The Company's stock will not be eligible to trade until all such requirements are met, and there can be no assurance when, if ever, trading will begin, although the Company is vigorously pursuing the fulfillment of these requirements.

The Securities and Exchange Commission has adopted regulations concerning low priced securities or "penny stocks." The regulations define a penny stock to be any equity security that has a market price of less than $5.00 per share, subject to certain exceptions. For transactions covered by these regulations, a broker-dealer intending to sell to persons other than established customers or accredited investors must make a special suitability determination for the purchaser and must have received the purchaser's written consent to the transaction prior to the sale. If our common stock will constitute penny stock upon trading, these additional burdens may discourage broker-dealers from effecting transactions in our common stock and could limit our market liquidity and your ability to sell in the secondary market. In addition, it is unlikely that any bank or financial institution will accept penny stock as collateral.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

o 1% of the number of shares of common stock then outstanding (approximately 5,021,712 shares are outstanding as of December 31, 2004); or

o the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale (shares of St. Joseph are not trading as of December 31, 2004).


                                       21

--------------------------------------------------------------------------------

Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about St. Joseph.

Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of St. Joseph and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.

The authorized capital of the Company is One Hundred Million (100,000,000) common shares with a par value of $0.001 per share. As of December 31, 2004, there are 5,021,712 common shares issued and outstanding.

The Company has not agreed to register any shares of Common Stock under the Securities Act of 1933, as amended, for sale by security holders. None of the holders of the Company's common shares have any right to require the Company to register its common shares pursuant to the Securities Act of 1933.

There are 2,675,000 outstanding options or warrants to purchase shares, and 386,208 securities convertible into, shares of the Company's Common Stock, as of December 31, 2004. The options may be converted into common shares at an exercise price of $0.10 per share and the preferred shares may be converted into common shares on a one for one basis.


                                       22

--------------------------------------------------------------------------------

At December 31, 2004, the number of holders of record of the Company's Common Stock was approximately 107.

The Company has never paid a cash dividend on its Common Stock nor does the Company anticipate paying cash dividends on its Common Stock in the near future. It is the present policy of the Company not to pay cash dividends on the Common Stock but to retain earnings, if any, to fund growth and expansion. Any payment of cash dividends of the Common Stock in the future will be dependent upon the Company's financial condition, results of operations, current and anticipated cash requirements, plans for expansion, as well as other factors the Board of Directors deems relevant.

The Company has not established an Equity Compensation Plan and has not authorized the issuance of any securities for under such plan.

ITEM 2.     LEGAL PROCEEDINGS

St. Joseph is unaware of any current or pending material legal proceedings to which St. Joseph is or is likely to be a party or of which any of its property is or is likely to be the subject of.

ITEM 3.     CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS

St. Joseph has had no changes in or disagreements with its accountants since its inception on March 19, 1999.

ITEM 4.     RECENT SALES OF UNREGISTERED SECURITIES

St. Joseph was organized on March 19, 1999, and at its first Organizational Meeting, pursuant to an exemption afforded by Section 4(2) of the Securities Act of 1933, as amended, issued 2,000,000 shares of the Company's $.001 par value shares, to its initial founders for $2,000.00. These shares were issued at $.001 per share, to the initial founders of the Company for cash, as an incentive for them to form the Company.

From the end of March of 1999 through April 7, 1999, St. Joseph offered up to 4,000,000 shares of its Common Stock, par value $.001 per share, at an offering price of $.25 per share (total offering of $1,000,000) and issued 101,720 shares of its $.001 par value common stock to 73 (non-accredited) individuals pursuant to Sections 3(b) and 4(2) of the Securities Act of 1933, as amended, and Rule 504 of Regulation D promulgated thereunder at an average price of $.25 per share for a total of $25,430. This offering price was determined arbitrarily by the directors of St. Joseph. The offering price had no bearing on the Company's asset value, net worth or other established criteria of value.

The following information is provided for all securities that St. Joseph sold within the past three years without registering the securities under the Securities Act.

During June 2002, St. Joseph sold 40,000 shares of its common stock to Stinson & Associates, Inc. for $.25 per share for a total consideration of $10,000.

During September 2002, St. Joseph issued 7,200 shares to three (3) new directors, Greg Anderson (2,000 shares), Randel C. Gahn (2,000 shares), and Timothy Jon Walz (2,000 shares), and 12 new shareholders (Jane Leeding (100) Jason Leeding (100) Sherri Leeding (100) Michael Johnson (100) Robert Johnson
(100) Kipp Johnson (100) Kurt Johnson (100) Audrey Johnson (100) Adel Johnson
(100) Jenny Hittner (100) Madison Hittner (100) Vicky Hittner (100) for a total of 15 individuals at $.25 per share, for a total consideration of $11,800.

During October 2003, the Company issued 250,000 shares of its common stock to Mark Johnson in exchange for $1,250 cash to the Company.

During November 2003, the Company issued 1,250,000 shares of its common stock to the Company's President for $6,250 cash pursuant to an exercise of options.


                                       23

--------------------------------------------------------------------------------

During December 2003, the Company sold 20,000 shares of its common stock to the Phyllis Bell Trust for $10,000, or $.50 per share. During December 2003, the Company issued 3,292 shares of its common stock to Camille Quinn in exchange for legal services related to the Staf*Tek acquisition.

During December 2003, the Company issued 190,368 shares of its common stock to Phyllis Bell in connection with the acquisition of Staf*Tek Services, Inc.

During December 2003, the Company issued 29,132 shares of its common stock to Paul Aelmore in connection with the acquisition of Staf*Tek Services, Inc.

In February 2004, the Company sold 60,000 shares of its Common Stock to Phyllis Bell for $30,000, or $0.50 per share. Additionally, in February 2004, the Company sold 30,000 shares of its Common Stock to the Phyllis Bell Trust for $15,000, or $0.50 per share.

In March 2004, the Company sold 50,000 shares of its Common Stock to an advisory board member John Hershenberg for $25,000, or $0.50 per share.

On September 16, 2004, the Company sold 100,000 shares of its common stock to an employee, Zachary Karo, for $50,000, or $.50 per share.

All of these transactions within the last three years were exempt from the registration requirements of the Securities Act of 1933, as amended, by virtue of the exemptions provided under section 4(2) was available because:

o The transfer or issuance did not involve underwriters, underwriting discounts or commissions;

o     A restriction on transfer legend was placed on all certificates issued;

o     The distributions did not involve general solicitation or advertising;
      and,

o The distributions were made only to insiders, accredited investors or investors who were sophisticated enough to evaluate the risks of the investment. Each shareholder was given access to all information about our business and the opportunity to ask questions and receive answers about our business from our management prior to making any investment decision.

In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated), including an affiliate, who beneficially owns "restricted securities" may not sell those securities until they have been beneficially owned for at least one year. Thereafter, the person would be entitled to sell within any three-month period a number of shares that does not exceed the greater of:

o 1% of the number of shares of common stock then outstanding (approximately 5,021,712 shares are outstanding as of December 31, 2004); or

o the average weekly trading volume of the common stock during the four calendar weeks preceding the filing with the SEC of a notice on the SEC's Form 144 with respect to such sale (shares of St. Joseph are not trading as of December 31, 2004).

Sales under Rule 144 are also subject to certain other requirements regarding the manner of sale, notice and availability of current public information about St. Joseph.

Under Rule 144(k), a person who is not, and has not been at any time during the 90 days preceding a sale, an affiliate of St. Joseph and who has beneficially owned the shares proposed to be sold for at least two years (including the holding period of any prior owner except an affiliate) is entitled to sell such shares without complying with the manner of sale, public information, volume limitation or notice provisions of Rule 144.


                                       24

--------------------------------------------------------------------------------

No predictions can be made as to the effect, if any, that future sales of shares, or the availability of shares for future sale, will have on the market price of the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock, or the perception that such sales may occur, could have a material adverse effect on prevailing market prices.

ITEM 5.     INDEMNIFICATION OF DIRECTORS AND OFFICERS

As permitted by St. Joseph's Articles of Incorporation and their Bylaws, St. Joseph shall, in the case of Third Party Actions, indemnify an officer, director, employee or agent of St. Joseph, or is or was serving at the request of St. Joseph who is made or threatened to be made a party to a proceeding by reason of the former or present official capacity of the person with respect to St. Joseph against judgments, penalties, fines, settlements and expenses (including attorneys' fees), if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of St. Joseph, and in the case of a criminal proceeding, had no reasonable cause to believe the conduct was unlawful. In certain cases, St. Joseph may advance expenses incurred in defending any such proceeding. With respect to a Derivative Action, indemnity shall be made to such persons for expenses (including attorneys' fees), actually and reasonably incurred in defending the proceeding, and if such person acted in good faith and in a manner they reasonably believed to be in or not opposed to the best interests of St. Joseph, except that no indemnification shall be made in respect of any claim, issue, or matter as to which such person shall have adjudged to be liable for negligence or misconduct in the performance of their duty to St. Joseph, unless and only by a court order. The indemnification is intended to be to the fullest extent permitted by the Colorado Business Corporation Act.

Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to directors, officers or persons controlling St. Joseph, pursuant to the foregoing provisions, St. Joseph has been advised that, in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in that Act and is, therefore, unenforceable.

                                    PART F/S

FINANCIAL STATEMENTS

                                ST. JOSEPH, INC.
                         FINANCIAL STATEMENTS AND REPORT
                   OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

See consolidated financial statements beginning on page F-1 of this registration statement.


                                       25

--------------------------------------------------------------------------------

                                    PART III

ITEM 1.     INDEX TO EXHIBITS

THE FOLLOWING LIST DESCRIBES THE EXHIBITS FILED AS PART OF THIS REGISTRATION STATEMENT ON FORM 10-SB:

EXHIBIT NO.                         DESCRIPTION OF DOCUMENT
------------   -----------------------------------------------------------------

2.1 Agreement of Share Exchange and Purchase and Sale (incorporated by reference to Exhibit B to Form 8-K filed May 5, 2004 (File No. 000-49936)).

3(i)           Articles of Incorporation of Pottery Connection, Inc. (now St.
               Joseph, Inc.) (incorporated by reference to Exhibit 3(i) to Form 10-SB filed July 23, 2002 (File No. 000-49936)); Amended Articles of Incorporation (name change to St. Joseph Energy, Inc.) (incorporated by reference to Exhibit 3(ii) to Form 10-SB filed July 23, 2002 (File No. 000-49936)); Amended Articles of Incorporation (name change to St. Joseph, Inc.) (incorporated by reference to Exhibit 3(iv) to Form 10-KSB filed April 15, 2004 (File No. 000-49936)).

3(ii) Bylaws (incorporated by reference to Exhibit 3(iii) to Form 10-SB, Amendment No. 2 filed June 3, 2003 (File No. 000-49936)).

4.1 Specimen form of Registrant's common stock (incorporated by reference to Exhibit 4 to Form 10-SB, Amendment No. 2 filed June 3, 2003 (File No. 000-49936)).

21.1           Subsidiaries of St. Joseph, Inc. (incorporated by reference to
               Exhibit 4 to Form 10-SB, Amendment No. 3 filed September 16, 2004 (File No. 000-49936)).


                                   SIGNATURES

Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                  ST. JOSEPH, INC.

Date:  February 11, 2005                          /s/ John H. Simmons
                                                  ------------------------------
                                                  by: John H. Simmons
                                                      President


                                       26

--------------------------------------------------------------------------------

                         ST. JOSEPH, INC. AND SUBSIDIARY
                       (Formerly St. Joseph Energy, Inc.)
                   Index to Consolidated Financial Statements

REPORT AND CONSENT OF INDEPENDENT AUDITORS.................................  F-2

AUDITED FINANCIAL STATEMENTS
   Consolidated balance sheet as of December 31, 2003......................  F-3

   Consolidated statements of operations for the years ended
      December 31, 2003 and 2002...........................................  F-4

   Consolidated statement of changes in shareholders' equity
      for the years ended December 31, 2003 and 2002.......................  F-5

   Consolidated statements of cash flows for the years ended
      December 31, 2003 and 2002...........................................  F-6

NOTES TO AUDITED CONSOLIDATED FINANCIAL STATEMENTS.........................  F-7

UNAUDITED FINANCIAL STATEMENTS
   Condensed Consolidated Balance Sheet at September 30, 2004 (unaudited).. F-16

   Condensed Consolidated Statements of Operations for the three and nine months ended September 30, 2004 and 2003  (unaudited)....... F-17

   Condensed Consolidated statements of cash flows for the three and nine months ended September 30, 2004 and 2003
      (unaudited).......................................................... F-19

NOTES TO UNAUDITED CONDENSED CONSOLIDATED FINANCIAL STATEMENTS............. F-20


                                       F-1

--------------------------------------------------------------------------------

REPORT OF INDEPENDENT AUDITORS

To the Board of Directors and Shareholders:
St. Joseph, Inc. (formerly St. Joseph Energy, Inc.)

We have audited the consolidated balance sheet of St. Joseph, Inc. as of December 31, 2003, and the related consolidated statements of operations, changes in shareholders' equity, and cash flows for the years ended December 31, 2003 and 2002. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of St. Joseph, Inc. as of December 31, 2003, and the results of their operations and their cash flows for the years ended December 31, 2003 and 2002, in conformity with accounting principles generally accepted in the United States of America.


/s/ Cordovano and Honeck, P.C.
------------------------------
Cordovano and Honeck, P.C.
Denver, Colorado
March 8, 2004

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

As independent public accountants, we hereby consent to the inclusion of our report dated March 8, 2004, relating to the consolidated financial statements of St. Joseph, Inc. (formerly known as St. Joseph Energy, Inc.) in this Form 10SB. It should be noted that we have not audited any financial statements of the Company subsequent to December 31, 2003 or performed any audit procedures subsequent to the date of our report.

/s/  Cordovano and Honeck, P.C.
--------------------------------
Cordovano and Honeck, P.C.
Denver, Colorado
February 4, 2005

                                       F-2

--------------------------------------------------------------------------------

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                           CONSOLIDATED BALANCE SHEET

                                DECEMBER 31, 2003

                                     ASSETS
Current assets:
   Cash                                                               $ 194,519
   Marketable securities                                                 10,276
   Accounts receivable                                                  169,255
   Prepaid expenses                                                      13,595
                                                                      ---------
                  Total current assets                                  387,645

Property and equipment, net (Note 3)                                     44,892
Goodwill (Note 7)                                                       306,149
                                                                      ---------
                                                                       $ 738,686
                                                                      =========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities                           $ 103,950
   Line of credit (Note 4)                                               75,000
   Due to former owners of subsidiary (Note 7)                           80,000
                                                                      ---------
                  Total current liabilities                             258,950

Long-term debt:
   Note payable to officer (Note 2)                                     195,000
                                                                      ---------
                  Total liabilities                                     453,950
                                                                      ---------
Shareholders' Equity (Note 6):
   Preferred stock, $.001 par value; 25,000,000 shares authorized,
     386,208 shares issued and outstanding                                  386
   Common stock, $.001 par value; 100,000,000 shares authorized,
      4,491,712 shares issued and outstanding                             4,492
   Additional paid-in capital                                           517,042
   Retained deficit, including $253,562 incurred during the
    development stage                                                  (237,184)
                                                                      ---------
                  Total shareholders' equity                            284,736
                                                                      ---------
                                                                       $ 738,686
                                                                      =========

           See accompanying notes to consolidated financial statements

                                       F-3

--------------------------------------------------------------------------------

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                  YEARS ENDED DECEMBER 31,
                                               ----------------------------
                                                  2003           2002
                                               ------------  --------------
Operating expenses:
   Selling, general and administrative         $     22,499   $      37,336
   Contributed rent (Note 2)                          2,400           2,400
   Depreciation                                       2,778           3,605
   Stock-based compensation (Note 6)                  5,750              --
   Gain on liability settlement                     (20,000)             --
   Interest expense                                   2,000              --
                                               ------------   -------------
                    Loss from operations            (15,427)        (43,341)
                                               ------------   -------------
Income tax provision (Note 5)                            --              --
                                               ------------   -------------
                    Net loss                   $    (15,427)  $     (43,341)
                                               ============   =============
Basic and diluted loss per share               $      (0.01)  $       (0.02)
                                               ============   =============
Weighted average common shares outstanding        3,021,420       2,717,002
                                               ============   =============

           See accompanying notes to consolidated financial statements

--------------------------------------------------------------------------------

                                             ST. JOSEPH, INC. (FORMERLY ST.
                                    JOSEPH ENERGY, INC.)
                        CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY


                          PREFERRED STOCK          COMMON STOCK        ADDITIONAL
                       ---------------------   ---------------------    PAID-IN    RETAINED
                         SHARES    PAR VALUE    SHARES     PAR VALUE    CAPITAL     DEFICIT       TOTAL
                       ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance, January 1, 2002      --   $      --   2,701,720   $   2,702   $ 180,618   $(172,294)   $  11,026

June 2002, sale of
   common stock at
   $.25 per share
   (Note 6)                   --          --      40,000          40       9,960          --       10,000

September 2002,
   sale of common
   stock at $.25
   per share (Note 6)         --          --       7,200           7       1,793          --        1,800

Fair value of
   office space
   contributed by
   an officer (Note 2)        --          --          --          --       2,400          --        2,400

Net loss                      --          --          --          --          --     (43,341)     (43,341)
                       ---------   ---------   ---------   ---------   ---------    ---------    ---------
Balance,
   December 31, 2002          --          --   2,748,920       2,749     194,771    (215,635)     (18,115)

October 2003,
   common stock
   issued in
   exchange for
   services at
   $.005 per share
   (Note 6)                   --          --     250,000         250       1,000          --        1,250

November 2003,
   exercised common
   stock options
   (Note 6)                   --          --   1,250,000       1,250       5,000          --        6,250

December 2003, sale
   of common stock
   at $.50 per
   share (Note 6)             --          --      20,000          20       9,980          --       10,000

Fair value of
   office space
   contributed by
   an officer (Note 2)        --          --          --          --       2,400          --        2,400

December 2003,
   preferred and
   common stocks
   issued to
   acquire
   subsidiary
   (Note 7)              380,500         380     219,500         220     299,400          --      300,000

December 2003,
   preferred and
   common stocks
   issued in
   exchange for
   legal services
   (Note 6)                5,708           6       3,292           3       4,491          --        4,500

Preferred stock
   dividends
   (Note 7)                   --          --          --          --          --      (6,122)      (6,122)

Net loss                      --          --          --          --          --     (15,427)     (15,427)
                       ---------   ---------   ---------   ---------   ---------   ---------    ---------
Balance,
   December 31, 2003     386,208   $     386   4,491,712   $   4,492   $ 517,042   $(237,184)   $ 284,736
                       =========   =========   =========   =========   =========   =========    =========

                       See accompanying notes to consolidated financial statements

                                                   F-5

---------------------------------------------------------------------------------------------------------

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                      YEARS ENDED
                                                                     DECEMBER 31,
                                                                ----------------------
                                                                     2003         2002
                                                                ---------    ---------
Cash flows from operating activities:
   Net loss                                                     $ (15,427)   $ (43,341)
   Adjustments to reconcile net loss to net cash used by
      operating activities:
         Depreciation                                               2,778        3,605
         Office space contributed by an officer (Note 2)            2,400        2,400
         Common stock issued in exchange for services               5,750           --
         Gain on liability settlement                             (20,000)          --
         Changes in operating assets and liabilities:
            Inventory                                               1,068           --
            Accounts payable and accrued liabilities                2,105       29,500
                                                                ---------    ---------
                    Net cash used in operating activities         (21,326)      (7,836)
                                                                ---------    ---------
Cash flows from investing activities:
   Cash proceeds from subsidiary acquisition                      124,991           --
   Payment to acquire subsidiary                                 (120,000)          --
                                                                ---------    ---------
                    Net cash used in investing activities           4,991           --
                                                                ---------    ---------
Cash flows from financing activities:
   Proceeds from note payable to officer (Note 2)                 195,000           --
   Payments for preferred stock dividends                          (6,122)          --
   Proceeds from the sale of common stock                          16,250       11,800
                                                                ---------    ---------
                    Net cash provided by financing activities     205,128       11,800
                                                                ---------    ---------
                       Net change in cash                         188,793        3,964

Cash, beginning of period                                           5,726        1,762
                                                                ---------    ---------
Cash, end of period                                             $ 194,519    $   5,726
                                                                =========    =========
Supplemental disclosure of cash flow information:
   Income taxes                                                 $      --    $      --
                                                                =========    =========
   Interest                                                     $   2,000    $      --
                                                                =========    =========
Non-cash investing and financing activities:
   Stock issued to acquire subsidiary (Note 7)                  $ 300,000    $      --
                                                                =========    =========

           See accompanying notes to consolidated financial statements

                                       F-6

--------------------------------------------------------------------------------------

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(1) SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

ORGANIZATION AND BASIS OF PRESENTATION

St. Joseph, Inc. (formerly St. Joseph Energy, Inc.) (the "Company") was incorporated in Colorado on March 19, 1999 as Pottery Connection, Inc. On March 19, 2001, the Company changed its name to St. Joseph Energy, Inc. and on November 6, 2003, the Company changed its name to St. Joseph, Inc.

The Company was originally organized to produce and sell pottery in all forms, as well as publish and sell other types of artwork including lithographs, sculptures and paintings. However, in 2000, the Company invested $335,000 in two oil and gas properties through an agreement with LDC Operating, Inc., an unrelated third party, who owned the working interests in the properties. The Company borrowed $200,000 from an individual and used a portion of the proceeds from its stock offering to make the investment. In August 2001, the Company assigned all of its rights in the properties to the lender in satisfaction of the $200,000 debt and wrote-off the remaining investment as a total loss. The loss on the investment, which was charged to operations, totaled $119,500. Thereafter, the Company returned to its original business plan.

Effective December 31, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale with Staf Tek Services, Inc., an Oklahoma corporation (see
Note 7).

Management changed the manner in which it presents the Company's operating results and cash flows during the year ended December 31, 2003. Management no longer considers the Company in the development stage as defined by the FASB Statement of Standards No. 7, "Accounting and Reporting by Development Stage Enterprises." As a result, cumulative operating results and cash flow information is no longer presented in the consolidated financial statements. This change does not affect the Company's operating results or financial position. Accordingly, no pro forma financial information is necessary. Historical information has been revised in conformity with current practice.

PRINCIPLES OF CONSOLIDATION

The consolidated financial statements for the year ended December 31, 2003 included in this report consolidate the activities of St. Joseph, Inc. and its wholly-owned subsidiary, Staf Tek Services, Inc. ("Staf Tek") All significant intercompany balances and transactions have been eliminated in consolidation.

CASH EQUIVALENTS AND FAIR VALUE OF FINANCIAL INSTRUMENTS

For the purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. The Company had no cash equivalents at December 31, 2003.

The carrying amounts of cash and current liabilities approximate fair value due to the short-term maturity of the instruments.

ACCOUNTS RECEIVABLE

The Company's management believes all accounts receivable are fully collectible; therefore, there is no allowance for doubtful accounts at December 31, 2003.

PROPERTY, EQUIPMENT AND DEPRECIATION

Property and equipment are stated at cost. Property and equipment are depreciated using the straight-line method over the estimated useful lives of the assets as follows:

Pottery equipment..............................  5 years
Furniture and fixtures.........................  7 years
Office equipment...............................  5 years
Computer equipment.............................  3 years
Other property (signs)......................... 10 years

Upon retirement or disposition of an asset, the cost and accumulated depreciation are removed from the accounts and any resulting gain or loss is reflected in operations. Repairs and maintenance are charged to expense as incurred and expenditures for additions and improvements are capitalized.

GOODWILL

Goodwill consists of an amount recorded with the acquisition of Staf Tek on December 31, 2003, $306,149. In accordance with Statements of Financial Accounting Standard ("SFAS") No. 142, goodwill is not amortized but is tested for impairment at the end of each accounting period.

IMPAIRMENT AND DISPOSAL OF LONG-LIVED ASSETS

The Company evaluates the carrying value of its long-lived assets under the provisions of SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". Statement No. 144 requires impairment losses to be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted future cash flows estimated to be generated by those assets are less than the assets' carrying amount. If such assets are impaired, the impairment to be recognized is measured by the amount by which the carrying amount of the assets exceeds the fair value of the assets. Assets to be disposed of are reported at the lower of the carrying value or fair value, less costs to sell. No impairments have been recorded for the years ended December 31, 2003 and 2002.

LOSS PER COMMON SHARE

The Company reports earnings (loss) per share using a dual presentation of basic and diluted earnings per share. Basic loss per share excludes the impact of common stock equivalents. Diluted loss per share utilizes the average market price per share when applying the treasury stock method in determining common stock equivalents. Common stock options outstanding at December 31, 2003 were not included in the diluted loss per share as all 2,300,000 options were anti-dilutive. Therefore, basic and diluted losses per share at December 31, 2003 were equal.

INCOME TAXES

Income taxes are provided for the tax effects of transactions reported in the consolidated financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the recorded book basis and the tax basis of assets and liabilities for financial and income tax reporting. The deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred taxes are also recognized for operating losses that are available to offset future taxable income and tax credits that are available to offset future federal income taxes.

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


STOCK-BASED COMPENSATION

The Company accounts for stock-based employee compensation arrangements in accordance with Accounting Principles Board ("APB") Opinion 25, "Accounting for Stock Issued to Employees" and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is based on the difference, if any, on the date of grant, between the fair value of the Company's stock and the exercise price. The Company accounts for stock issued to non-employees in accordance with the provisions of SFAS No. 123. SFAS 123 requires the fair value based method of accounting for stock issued to non-employees in exchange for services.

Companies that elect to use the method provided in APB 25 are required to disclose pro forma net income and pro forma earnings per share information that would have resulted from the use of the fair value based method. The Company has elected to continue to determine the value of stock-based compensation arrangements under the provisions of APB 25. Pro forma disclosures are not included in the accompanying consolidated financial statements as the employee stock-based compensation arrangements resulted in no compensation under the fair value method.

USE OF ESTIMATES

The preparation of the consolidated financial statements in conformity with generally accepted accounting principals requires management to make estimates and assumptions that affect certain reported amounts of assets and liabilities; disclosure of contingent assets and liabilities at the date of the consolidated financial statements; and the reported amounts of revenues and expenses during the reporting period. Accordingly, actual results could differ from those estimates.

YEAR-END

The Company operates on a calendar year.

NEW ACCOUNTING PRONOUNCEMENTS

Consolidation of Variable Interest Entities

In January 2003, the Financial Accounting Standards Board ("FASB") issued Interpretation No. 46, "Consolidation of Variable Interest Entities", an interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements". Interpretation 46 establishes accounting guidance for consolidation of variable interest entities that function to support the activities of the primary beneficiary. Interpretation 46 applies to any business enterprise, both public and private, that has a controlling interest, contractual relationship or other business relationship with a variable interest entity. The Company believes it has no investment in or contractual relationship or other business relationship with a variable interest entity and therefore the adoption did not have any impact on its financial position or results of operations. However, if the Company enters into any such arrangement with a variable interest entity in the future, its financial position or results of operations may be adversely impacted.

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Amendment of Statement 133 on Derivative Instruments and Hedging Activities

On April 30, 2003, the FASB issued Statement No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities". Statement 149 is intended to result in more consistent reporting of contracts as either freestanding derivative instruments subject to Statement 133 in its entirety, or as hybrid instruments with debt host contracts and embedded derivative features. In addition, Statement 149 clarifies the definition of a derivative by providing guidance on the meaning of initial net investments related to derivatives. Statement 149 is effective for contracts entered into or modified after June 30, 2003. The Company does not believe the adoption of Statement 149 will have a material effect on its financial position, results of operations or cash flows.

Financial Instruments with Characteristics of Both Liabilities and Equity

On May 15, 2003, the FASB issued Statement No. 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". Statement 150 establishes standards for classifying and measuring as liabilities certain financial instruments that embody obligations of the issuer and have characteristics of both liabilities and equity. Statement 150 represents a significant change in practice in the accounting for a number of financial instruments, including mandatorily redeemable equity instruments and certain equity derivatives that frequently are used in connection with share repurchase programs. The Company currently does not use such instruments. Statement 150 is effective for all financial instruments created or modified after May 31, 2003, and to other instruments as of September 1, 2003. The Company has adopted Statement 150 and does not believe the effect of adopting this statement will have a material impact on its financial position, results of operations or cash flows.

(2) RELATED PARTY TRANSACTIONS

During December 2003, an officer advanced the Company $195,000 for working capital in exchange for a promissory note. The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005.

An officer contributed office space to the Company for all periods presented. The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

On March 19, 1999, the Company sold 2,000,000 shares of its restricted common stock to three officers for $2,000 ($.001 per share).

(3) PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2003:

Pottery.....................................   $   7,492
Furniture and fixtures......................      35,447
Office equipment............................      58,295
Computer equipment..........................      41,487
Other property..............................         540
                                               ---------
  Total property and equipment..............     143,261

Less accumulated depreciation...............     (98,369)
                                               ---------
  Property and equipment, net...............   $  44,892
                                               =========

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(4) LINE OF CREDIT

The Company has a $100,000 line of credit of which $25,000 was unused at December 31, 2003. The interest rate on the credit line was 5.15 percent at December 31, 2003. Principal and interest payments are due monthly.

(5) INCOME TAXES

A reconciliation of U.S. statutory federal income tax rate to the effective rate is as follows:

                                                    YEARS ENDED
                                                    DECEMBER 31,
                                               ---------------------
                                                  2003        2002
                                               ---------   ---------
U.S. Federal statutory rate.................       15.00%      15.00%
State income tax, net of federal benefit....        5.10%       3.94%
Contributed rent............................       -3.13%      -1.05%
Net operating loss for which not tax
  benefit is currently available............      -16.97%     -17.89%
                                               ---------   ---------
                                                    0.00%       0.00%
                                               =========   =========

At December 31, 2003, the Company's current tax benefit consisted of a net tax asset of $59,439, due to operating loss carryforwards of $219,662, which was fully allowed for, in the valuation allowance of $59,439. The valuation allowance results in deferred tax expense, which offsets the net deferred tax asset for which there is no assurance of recovery. The changes in the valuation allowance for the years ended December 31, 2003 and 2002 were $2,618 and $7,752, respectively. Net operating loss carryforwards will expire through 2023.

The valuation allowance will be evaluated at the end of each year, considering positive and negative evidence about whether the asset will be realized. At that time, the allowance will either be increased or reduced; reduction could result in the complete elimination of the allowance if positive evidence indicates that the value of the deferred tax asset is no longer impaired and the allowance is no longer required.

Should the Company undergo an ownership change, as defined in Section 382 of the Internal Revenue Code, the Company's tax net operating loss carryforwards generated prior to the ownership change will be subject to an annual limitation which could reduce or defer the utilization of those losses.

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


(6) SHAREHOLDERS' EQUITY

PREFERRED STOCK

The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. The Company issued 380,500 preferred shares as part of its acquisition of Staf Tek (see Note 7). The Company also issued 5,708 shares of its preferred stock in exchange for legal services related to the Staf Tek acquisition. Each share of preferred stock is convertible to one share of common stock; therefore the transaction has been valued based on contemporaneous common stock sales at $2,854, or $.50 per share.

COMMON STOCK

During December 2003, the Company sold 20,000 shares of its common stock for $.50 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the "Act"), as amended. The Company received gross proceeds of $10,000.

During December 2003, the Company issued 3,292 shares of its common stock in exchange for legal services related to the Staf Tek acquisition. The transaction has been valued based on contemporaneous common stock sales at $1,646, or $.50 per share.

During October 2003, the Company issued 250,000 shares of its common stock to an individual in exchange for services provided to the Company. The transaction was valued at the cost of the services rendered as the common stock had no publicly traded market value on the date of the transaction. The Company recognized stock-based compensation expense totaling $1,250 as a result of the transaction.

During September 2002, the Company sold 7,200 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the "Act"), as amended. The Company received gross proceeds of $1,800.

During June 2002, the Company sold 40,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act. The Company received gross proceeds of $10,000.

During the November and December of 2000, the Company sold 600,000 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 4(2) of the Act. The Company received gross proceeds of $150,000.

During the March and April of 1999, the Company sold 101,720 shares of its common stock for $.25 per share pursuant to the exemptions afforded by Section 3(b) and 4(2) of the Act and Rule 504 of Regulation D promulgated thereunder. The Company received net proceeds of $24,720 after deducting offering costs totaling $710.

COMMON STOCK OPTIONS

During the year ended December 31, 2003, the Company granted options to its president to purchase 1,250,000 shares of the Company's common stock at an exercise price of $.005 per share. The Company's common stock had no publicly traded market value on the date of grant. The weighted average exercise price and weighted average fair value of these options as of December 31, 2003 were $.005 and $-0-, respectively. During November 2003, the president exercised the options and paid the Company $6,250.

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


During the year ended December 31, 2003, the Company granted options to four of its officers and directors to purchase 2,300,000 shares of the Company's common stock at an exercise price of $.10 per share. The Company's common stock had no publicly traded market value on the date of grant. The weighted average exercise price and weighted average fair value of these options as of December 31, 2003 were $.10 and $-0-, respectively. Directors' options are considered employee options and are accounted for under APB 25.

The following schedule summarizes the changes in the Company's stock options for the years ended December 31, 2003 and 2002:



                                    OPTIONS OUTSTANDING AND
                                          EXERCISABLE
                                  -------------------------- WEIGHTED AVERAGE
                                  NUMBER OF   EXERCISE PRICE  EXERCISE PRICE
                                    SHARES      PER SHARE      PER SHARE
                                  ----------  -------------  ----------------
Balance at December 31, 2001....          --            N/A               N/A
  Options granted...............          --            N/A               N/A
                                  ----------  -------------  ----------------

Balance at December 31, 2002....          --         N/A                  N/A
  Options granted...............   3,550,000  $.005 to $.10  $          0.067
  Options exercised.............  (1,250,000) $       0.005  $          0.005
                                  ----------  -------------  ----------------
Balance at December 31, 2003....   2,300,000  $        0.10  $           0.10
                                  ==========

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for its granted stock options under the fair value method of that Statement. However, the employee stock-based compensation arrangements resulted in no compensation under the fair value method, therefore, pro forma disclosures are not included.

(7) STAF TEK ACQUISITION

On December 2, 2003, the Company entered into an Agreement of Exchange and Purchase and Sale (the "Agreement") with Staf Tek Services, Inc. ("Staf Tek"), an Oklahoma corporation. The transaction took place on December 2, 2003 and the acquisition closed on January 2, 2004. However the consolidated financial statements have been prepared as if the acquisition took place on December 31, 2003.

Under the terms of the Agreement, the Company acquired 100 percent of the issued and outstanding shares of Staf Tek's common stock in exchange for (1) 380,500 shares of the Company's $.001 par value convertible preferred stock; (2) 219,500 shares of the Company's $.001 par value common stock; and (3) $200,000 in cash. The Company's convertible preferred stock has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years. The Company paid $6,122 in preferred stock dividends in December 2003. The convertible preferred stock may be converted to the Company's common stock at the rate of one share of convertible preferred stock for one share of common stock at any time by the shareholder. The convertible preferred stock can be called for redemption by the Company no sooner than 2 years after the date of issue, and only if the Company's common stock is trading on a recognized United States stock exchange for a period of no less than thirty consecutive trading days at a value of $5.00 or more.

As of December 31, 2003, the Company had paid $120,000 of the $200,000 cash owed under the terms of the Agreement. The remaining $80,000 is included in the accompanying consolidated financial statements as "Due to former owners of subsidiary".

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


Following the closing of the Agreement, Staf Tek became the Company's wholly-owned subsidiary.

GOODWILL

The aggregate purchase price was $500,000, consisting of 380,500 preferred shares and 219,500 common shares of the Company valued at $.50 per share based on contemporaneous stock sales, and cash of $200,000. The following table summarizes the estimated fair values of the assets acquired and liabilities assumed at the date of acquisition:

         DECEMBER 31, 2003
Cash............................   $ 124,991
Marketable securities...........      10,276
Accounts receivable.............     169,255
Prepaid expenses................      13,595
Property and equipment, net.....      43,079
                                   ---------
Total assets acquired...........      61,196
                                   ---------
Accounts payable and accruals...     (92,345)
Line of credit..................     (75,000)
                                   ---------
Total liabilities assumed.......    (167,345)
                                   ---------
Net assets acquired.............   $ 193,851
                                   =========

Goodwill recognized in the acquisition totaled $306,149, consisting of the amount the purchase price ($500,000) exceeds the fair value of the net assets acquired ($193,851).

PRO FORMA FINANCIAL STATEMENTS

The unaudited Pro Forma Condensed Statement of Operations for the year ended December 31, 2003 gives effect to the Agreement between the Company and Staf Tek as if the acquisition occurred at the beginning of the period presented. The unaudited Pro Forma Condensed Statement of Operations is based upon the historical financial statements of the Company and Staf Tek and should be read in conjunction with the audited financial statements and related footnotes of both parties. A Pro Forma Balance Sheet has not been included as the acquisition is reflected in the December 31, 2003 Balance Sheet, which is a part of the accompanying consolidated financial statements.

The pro forma adjustments and the resulting unaudited Pro Forma Condensed Statement of Operations have been prepared based upon available information and certain assumptions and estimates deemed appropriate by the Company.

The unaudited Pro Forma Condensed Statement of Operations has been prepared for informational purposes only and does not purport to be indicative of the results of operations that actually would have occurred if the acquisition had been consummated at the beginning of the period presented. Furthermore, the unaudited Pro Forma Condensed Statement of Operations does not reflect changes that may have occurred as the result of post-acquisition activities and other matters.

                                ST. JOSEPH, INC.
                       (FORMERLY ST. JOSEPH ENERGY, INC.)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


The following unaudited Pro Forma Condensed Statement of Operations gives effect to the acquisition of Staf Tek by the Company, which resulted in Staf Tek becoming the Company's wholly-owned subsidiary:

                   PRO FORMA CONDENSED STATEMENT OF OPERATIONS
                      For the Year Ended December 31, 2003
                                    Unaudited

                                                                                     PRO FORMA
                                                              STAF TEK      --------------------------
                                               ST. JOSEPH     SERVICES      ADJUSTMENTS     COMBINED
                                               -----------   -----------    -----------    -----------
Service revenues ...........................   $        --   $ 1,550,442   $        --    $ 1,550,442
Costs of services ..........................            --     1,105,882            --      1,105,882
Operating expenses .........................        13,427       407,138         4,500  A      425,065
Interest expense ...........................         2,000        11,232        19,500  B       32,732
                                               -----------   -----------    -----------    -----------
Net income (loss) ..........................       (15,427)       26,190       (24,000)       (13,237)

Preferred stock dividend
requirements ...............................            --            --        (78,208)C      (78,208)
                                               -----------   -----------    -----------    -----------
Net income (loss) applicable to common stock   $   (15,427)  $    26,190   $  (102,208)   $   (91,445)
                                               ===========   ===========    ===========    ===========
Basic and diluted loss per common
share ......................................   $     (0.01)  $      0.07    $     (0.09)   $     (0.03)
                                               ===========   ===========    ===========    ===========
Basic and diluted weighted average
   common shares outstanding ...............     3,021,420       380,500      (157,708)     3,244,212
                                               ===========   ===========    ===========    ===========


The following footnotes should be read in understanding the pro forma adjustments to the unaudited Pro Forma Condensed Statement of Operations:

      A. Record issuance of 3,292 common shares and 5,708 preferred shares to an attorney for services related to the Agreement.

      B. Record interest expense on debt acquired to finance the acquisition. (Based upon the $195,000 note payable to an officer at a rate of 10% held outstanding for the entire year.)

      C. Record dividend treatment related to the preferred shares issued in the acquisition.

                                ST. JOSEPH, INC.
                      CONDENSED CONSOLIDATED BALANCE SHEET
                                   (UNAUDITED)

                               SEPTEMBER 30, 2004

                                     ASSETS
Current assets:
   Cash                                                               $  46,874
   Marketable securities                                                 11,412
   Accounts receivable                                                  128,229
   Employee advances                                                     33,723
                                                                      ---------
            Total current assets                                        220,238

Property and equipment, net                                              30,927
Deposit                                                                   3,870
Goodwill                                                                306,149
                                                                      ---------
                                                                       $ 561,184
                                                                      =========
                      LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
   Accounts payable and accrued liabilities                           $ 108,899
   Line of credit (Note 3)                                              104,769
   Note payable to officer (Note 2)                                      96,000
   Accrued interest payable (Note 2)                                      3,392
   Preferred dividend accrual (Note 4)                                      289
                                                                      ---------
            Total current liabilities                                   313,349
                                                                      ---------
Shareholders' equity (Note 4):
   Preferred stock; 386,208 shares issued and outstanding                   386
   Common stock; 4,731,712 shares issued and outstanding                  4,732
   Outstanding stock options - 2,875,000                                232,800
   Additional paid-in capital                                           646,802
   Retained deficit                                                    (638,022)
   Other comprehensive income                                             1,137
                                                                      ---------
            Total shareholders' equity                                  247,835
                                                                      ---------
                                                                       $ 561,184
                                                                      =========

      See accompanying notes to condensed consolidated financial statements

--------------------------------------------------------------------------------

                           ST. JOSEPH, INC. CONDENSED
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)

                                                 THREE MONTHS ENDED            NINE MONTHS ENDED
                                                     SEPTEMBER 30,                SEPTEMBER 30,
                                             --------------------------    ------------------------
                                                 2004           2003           2004         2003
                                             -----------    -----------    -----------    ---------
Service revenues, net                        $   349,173    $        --    $ 1,198,394    $      --
Direct costs of services                         264,092             --        854,059           --
                                             -----------    -----------    -----------    ---------
            Gross profit                          85,081             --        344,335           --

Selling, general and administrative              136,210            669        412,282        4,510
Contributed rent (Note 2)                             --            600             --        1,800
Depreciation                                       3,762            782         13,965        1,996
Stock-based compensation (Note 4)                     --             --        242,800           --
                                             -----------    -----------    -----------    ---------
            Loss from operations                 (54,891)        (2,051)      (324,712)      (8,306)

Non-operating income:
   Interest income                                    20             --            332           --
Interest expense                                  (6,329)            --        (17,710)          --
                                             -----------    -----------    -----------    ---------
            Loss before income taxes             (61,200)        (2,051)      (342,090)      (8,306)

Income tax provision (Note 5)                         --             --             --           --
                                             -----------    -----------    -----------    ---------
            Net loss                             (61,200)        (2,051)      (342,090)      (8,306)

Preferred stock dividend requirements            (19,552)            --        (58,748)          --
                                             -----------    -----------    -----------    ---------
Loss applicable to common stock              $   (80,752)   $    (2,051)   $  (400,838)   $  (8,306)
                                             ===========    ===========    ===========    =========
Basic and diluted loss per common share      $     (0.02)   $      0.00    $     (0.09)   $    0.00
                                             ===========    ===========    ===========    =========
Weighted average common shares outstanding     4,665,045      2,748,920      4,621,712    2,748,920
                                             ===========    ===========    ===========    =========

               See accompanying notes to condensed consolidated financial statements


                                                F-17

---------------------------------------------------------------------------------------------------

                                ST. JOSEPH, INC.
       CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN SHAREHOLDERS' EQUITY
                                   (UNAUDITED)

                                                                                                       OTHER
                                                                                                    COMPREHENSIVE
                                                                                                        INCOME
                                                                                                      ---------
                     PREFERRED STOCK        COMMON STOCK      OUTSTANDING   ADDITIONAL                UNREALIZED
                   --------------------  -------------------     STOCK       PAID-IN      RETAINED    INVESTMENT
                    SHARES    PAR VALUE   SHARES   PAR VALUE    OPTIONS      CAPITAL       DEFICIT      GAINS      TOTAL
                   --------- ----------  --------- ---------  ----------  -------------  ----------   ---------  ----------
Balance, January     386,208 $      386  4,491,712 $   4,492  $       --  $     517,042  $ (237,184)  $      --  $  284,736
   1, 2004

Sale of common
   stock at $.50
   per share
   (Note 4)               --         --    240,000       240          --        119,760          --          --     120,000

Granted stock
   options (Note 4)       --         --         --        --     242,800             --          --          --     242,800

Preferred stock
   dividends              --         --         --        --          --             --     (58,748)         --     (58,748)

Expired stock
   options                --         --         --        --     (10,000)        10,000          --          --          --

Comprehensive
   income (loss):
   Unrealized
      investment
      gains               --         --         --        --          --             --          --       1,137       1,137
   Net loss               --         --         --        --          --             --    (342,090)         --    (342,090)

Comprehensive             --         --         --        --          --             --          --          --  (340,953)
   income (loss)
                   --------- ----------  --------- ---------  ----------  -------------  ----------   ---------  ----------
Balance,
   September 30,
   2004              386,208 $      386  4,731,712 $   4,732  $  232,800  $     646,802  $ (638,022)  $   1,137  $ 247,835
                   ========= ==========  ========= =========  ==========  =============  ==========   =========  ==========


                                See accompanying notes to condensed consolidated financial statements


                                                           F-18

---------------------------------------------------------------------------------------------------------------------------

                     ST. JOSEPH, INC. CONDENSED CONSOLIDATED
                            STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)


                                                                    NINE MONTHS ENDED
                                                                       SEPTEMBER 30,
                                                                  ----------------------
                                                                     2004         2003
                                                                  ---------    ---------
            Net cash provided by (used in) operating activities   $ (30,186)   $  (6,646)
                                                                  ---------    ---------
Cash flows from investing activities:
   Payment to acquire subsidiary                                    (80,000)          --
                                                                  ---------    ---------
            Net cash used in investing activities                   (80,000)          --
                                                                  ---------    ---------
Cash flows from financing activities:
   Capital contributed by an officer                                     --        1,000
   Principal payment on officer's note payable (Note 2)             (99,000)          --
   Payments for preferred stock dividends (Note 4)                  (58,459)          --
   Proceeds from the sale of common stock (Note 4)                  120,000           --
                                                                  ---------    ---------
            Net cash provided by financing activities               (37,459)       1,000
                                                                  ---------    ---------
               Net change in cash                                  (147,645)      (5,646)
Cash, beginning of period                                           194,519        5,726
                                                                  ---------    ---------
Cash, end of period                                               $  46,874    $      80
                                                                  =========    =========
Supplemental disclosure of cash flow information:
   Income taxes                                                   $      --    $      --
                                                                  =========    =========
   Interest                                                       $  14,318    $      --
                                                                  =========    =========

          See accompanying notes to condensed consolidated financial statements


                                          F-19

----------------------------------------------------------------------------------------

                ST. JOSEPH, INC. NOTES TO CONDENSED CONSOLIDATED
                              FINANCIAL STATEMENTS
                                   (UNAUDITED)

(1) BASIS OF PRESENTATION

The condensed financial statements presented herein have been prepared by the Company in accordance with the instructions for Form 10-QSB and the accounting policies in its Form 10-KSB for the year ended December 31, 2003 and should be read in conjunction with the notes thereto.

In the opinion of management, the accompanying condensed financial statements contain all adjustments (consisting only of normal recurring adjustments) which are necessary to provide a fair presentation of operating results for the interim periods presented. The results of operations presented for the nine months ended September 30, 2004 are not necessarily indicative of the results to be expected for the year.

Financial data presented herein are unaudited.

(2) RELATED PARTY TRANSACTIONS

During December 2003, the Company's President, John Simmons, advanced the Company $195,000 for working capital in exchange for a promissory note. The note carries a ten percent interest rate, payable quarterly, and matures on June 15, 2005. During the nine months ended September 30, 2004, the Company repaid $99,000 of principal and $9,750 of interest. As of September 30, 2004, the Company owed $96,000 in principal and $3,392 in accrued interest on the note.

During the three months ended September 30, 2004, the Company sold 100,000 shares of its common stock to an employee, Zachary Karo, at $.50 per share pursuant to the exemptions afforded by Section 4(2) of the Securities Act of 1933 (the "Act"), as amended. The Company received gross proceeds of $50,000.

An officer contributed office space to the Company through December 31, 2003. The office space was valued at $200 per month based on the market rate in the local area and is included in the accompanying consolidated financial statements as contributed rent with a corresponding credit to contributed capital.

(3) LINE OF CREDIT

The Company has a $150,000 line of credit of which $45,231 was unused at September 30, 2004. The interest rate on the credit line was 5.50 percent at September 30, 2004. Interest payments are due monthly.


                                      F-20

--------------------------------------------------------------------------------

(4) SHAREHOLDERS' EQUITY

PREFERRED STOCK
The Board of Directors is authorized to issue shares of preferred stock in series and to fix the number of shares in such series as well as the designation, relative rights, powers, preferences, restrictions, and limitations of all such series. In December 2003, the Company issued 386,208 shares of convertible preferred stock that remain outstanding at September 30, 2004. Each share of preferred stock is convertible to one share of common stock and has a yield of 6.75 percent dividend per annum, which is paid quarterly on a calendar basis for a period of 5 years. The Company paid $58,459 in preferred stock dividends during the nine months ended September 30, 2004. Dividends unpaid as of September 30, 2004 totaled $289.

COMMON STOCK
During the nine months ended September 30, 2004, the Company sold 240,000 shares of its common stock at $.50 per share pursuant to the exemptions afforded by
Section 4(2) of the Securities Act of 1933 (the "Act"), as amended, to four individuals: Donald Karo (30,000 shares), Phyllis Bell (60,000 shares), John Hershenberg (50,000 shares), and Zach Karo (100,000 shares). The Company received gross proceeds of $120,000.

COMMON STOCK OPTIONS
The following schedule summarizes the changes in the Company's stock options for the nine months ended September 30, 2004:

                                   OPTIONS OUTSTANDING AND
                                         EXERCISABLE            WEIGHTED
                                ----------------------------     AVERAGE
                                   NUMBER OF  EXERCISE PRICE  EXERCISE PRICE
                                    SHARES      PER SHARE        PER SHARE
                                ------------  --------------  --------------
Balance at January 1, 2004         2,300,000  $         0.10  $         0.10
   Options granted                   600,000  $         0.10  $         0.10
   Options exercised                      --  $         0.00  $         0.00
   Options expired                   (25,000) $         0.10  $         0.10
                                ------------  --------------  --------------
Balance at September 30, 2004      2,875,000  $         0.10  $         0.10
                                ============

OPTIONS GRANTED TO EMPLOYEES

During the three months ended March 31, 2004, the Company granted options to three members of its board of Directors to purchase 300,000 shares of the Company's common stock at an exercise price of $.10 per share. The options vested on the date of grant. The Company's common stock had no publicly traded market value on the date of grant; however the stock did have a fair value of $.50 per share based on contemporaneous stock sales to unrelated third parties. The weighted average exercise price and weighted average fair value of these options as of March 31, 2004 were $.10 and $.50, respectively. Directors' options are considered employee options and are accounted for under APB 25. Stock-based compensation totaling $120,000 has been recognized in the accompanying condensed consolidated financial statements related to these options.

During the three months ended March 31, 2004, the Company granted options to four employees to purchase 100,000 shares of the Company's common stock at an exercise price of $.10 per share. The options vested on the date of grant. The Company's common stock had no publicly traded market value on the date of grant; however the stock did have a fair value of $.50 per share based on contemporaneous stock sales to unrelated third parties. The weighted average exercise price and weighted average fair value of these options as of March 31, 2004 were $.10 and $.50, respectively. The employee options and are accounted for under APB 25. Stock-based compensation totaling $40,000 has been recognized in the accompanying condensed consolidated financial statements related to these options.


                                      F-21

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

Pro forma information regarding net income and earnings per share is required by SFAS 123 as if the Company had accounted for its granted stock options under the fair value method of that Statement. The fair value for the options granted during the nine months ended September 30, 2004 was estimated at the date of grant using the Black-Scholes option-pricing model with the following assumptions:

Risk-free interest rate                                                3.00%
Dividend yield                                                         0.00%
Volatility factor                                                      0.00%
Weighted average expected life                                      5 years

The Black-Scholes options valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

Had compensation expense been recorded based on the fair value at the grant date, and charged to expense over vesting periods, consistent with the provisions of SFAS 123, the Company's net loss and net loss per share would have increased to the pro forma amounts indicated below:


                                      F-22

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

                                                                 SEPTEMBER 30,
                                                                     2004
                                                                  ---------
Net loss-common shareholders, as reported                         $(400,838)
   Decrease due to:
         Employee stock options                                      (5,600)
                                                                  ---------
Pro forma net loss                                                $(406,438)
                                                                  =========
As reported:
      Net loss per share - basic and diluted                      $   (0.09)
                                                                  =========
Pro Forma:
      Net loss per share - basic and diluted                      $   (0.09)
                                                                  =========

OPTIONS GRANTED TO NON-EMPLOYEES

During the three months ended March 31, 2004, the Company granted options to eight members of its Advisory Board to purchase 200,000 shares of the Company's common stock at an exercise price of $.10 per share. The options vested on the date of grant. The Advisory Board options are not considered employee options and are accounted for SFAS 123. Stock-based compensation totaling $82,800 has been recognized in the accompanying condensed consolidated financial statements related to these options.

(5) INCOME TAXES

The Company records its income taxes in accordance with Statement of Financial Accounting Standards No. 109, "Accounting for Income Taxes". The Company incurred net operating losses during all periods presented resulting in a deferred tax asset, which has been fully allowed for; therefore, the net benefit and expense resulted in $-0- income taxes.

(6) CONCENTRATION OF CREDIT RISK

The Company conducts a significant portion of its operations with one customer, MCI, Inc. During the nine months ended September 30, 2004, approximately 78 percent of the Company's service revenues were conducted with MCI. Accordingly, any adverse financial or operating event on MCI, or the loss or reduction of the Company's business with MCI, could have a material adverse effect on the Company.


                                      F-23

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